(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

November 26, 2008

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Charles Street Trust (the trust):
Fidelity Global Balanced Fund (the fund)
File Nos. (002-73133) and (811-03221)
Post-Effective Amendment No. 91

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 91 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and August 1, 2008, is maintained at the offices of the trust.

This principal purpose of this filing is to register new Advisor classes, Class A, Class T, Class B, Class C, and Institutional Class, of the fund.

Please note that the cover page of each Prospectus and the SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of January 25, 2009. We request your comments by December 26, 2008.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group